UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Generation Bio Co.

(Name of Subject Company)

Generation Bio Co.

(Name of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

37148K 209

(CUSIP Number of Class of Securities)

Yalonda Howze, JD

Interim Chief Executive Officer & President

Generation Bio Co.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 655-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber Molly W. Fox Mark Nylen Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Yalonda Howze Interim Chief Executive Officer & President Generation Bio Co. 301 Binney Street Cambridge, Massachusetts 02142 (617) 655-7500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Generation Bio Co., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by XRA 7 Corp., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of XOMA Royalty Corporation, a Nevada corporation (“Parent” and, together with Merger Sub, the “Buyer Entities”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), for (i) a purchase price of $4.2913 per Share to the stockholders in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradeable contingent value right per Share (each, a “CVR” and collectively, the “CVRs”), which represents the right to receive certain contingent milestone payments in cash in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into by the Buyer Entities with Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company (the “Rights Agent”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 9, 2026 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Merger Sub with the SEC on January 9, 2026.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from this Amendment, unless such disclosure specifically states that it refers to a page number in this Amendment.

Item 2. Identity and Background of Filing Person.

Item 2(b) of the Schedule 14D-9 is hereby amended and supplemented by revising the third paragraph to read as follows:

There can be no assurance that any such CVR Payment will be received. The Company will pay to the holders of CVRs the applicable CVR Proceeds, if any, as follows:

●	With respect to any net cash excess payment, within 30 days following the final determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing.
●	With respect to any Binney Lease payment, within 30 days following the later of (i) determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing, and (ii) termination of the Binney Lease. The Company cannot reasonably estimate whether, and if so, when, the Binney Lease will be terminated.
●	With respect to any legacy assets transaction payment, within 30 days following the later of (i) determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing, and (ii) receipt by the Parent of gross proceeds related to any sale of legacy assets. The Company cannot reasonably estimate when any such gross proceeds, if any, may be received.
●	With respect to any Moderna Collaboration payment, within 30 days following the later of the (i) determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing, and (ii) receipt by the Parent of gross proceeds related to the Moderna Collaboration. The Company cannot reasonably estimate when any such gross proceeds, if any, may be received.

In connection with each payment event under the CVR Agreement, on or prior to the date of such CVR Payment, the Buyer Entities will deliver to the Rights Agent a CVR payment notice indicating that CVR holders are entitled to one or more payments of CVR Proceeds and including, among other things, the source and trigger event for such payment and, if applicable, detailed calculations used to determine the amount of any such payment (including related to any net cash shortfall) along with reasonable supporting documentation. Following receipt, the Rights Agent is required to promptly (and in any event within ten business days) send such notice as well as other required information to each CVR holder at such holder’s registered address. For the avoidance of doubt, any net cash shortfall will only be recoverable by Parent to the extent CVR Proceeds otherwise become payable to offset such amounts, and CVR holders will only be informed of any such net cash shortfall to the extent that CVR Proceeds that otherwise become payable are reduced by a net cash shortfall.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subsection of Item 3(b) of this Schedule 14D-9 titled “Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards – Treatment of Shares” is hereby amended and restated in its entirety as follows:

Treatment of Shares

The Company’s directors and executive officers who tender Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender their Shares in the Offer. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer of the Company that were not tendered into the Offer will be converted into the right to receive the Merger Consideration on the same terms and conditions as the other Company stockholders who do not tender their Shares in the Offer.

The approximate Cash Amount and estimated maximum contingent consideration under the CVRs (assuming all of the CVR Payments are earned) that each director, executive officer and affiliated stockholder of the Company would receive in exchange for all of his, her or its Shares in the Offer if all such Shares were tendered is set forth in the table below. The amounts set forth in the table below are based on the total number of Shares held by the Company’s directors, executive officers and affiliated stockholders as of December 18, 2025 and are calculated before any taxes that may be due on such amounts are paid. The amounts set forth in the table below exclude shares of Common Stock subject to outstanding Company Options and Company RSUs, which are described under the sections entitled “—Treatment of Company Options” and “—Treatment of Company RSUs” below, respectively.

			Contingent Consideration
	Number of	Cash Amount	under CVRs Payable for
Name	Shares	for Shares	Shares
	(#)	($)	($)(1)
Executive Officers
Yalonda Howze, JD	2,345	10,063	58,649
Kevin Conway	1,867	8,012	46,694
Non-Employee Directors
Geoff McDonough, MD	187,348	803,966	4,685,573
Dannielle Appelhans	1,999	8,578	49,995
Gustav Christensen	13,142	56,396	328,681
Ron Cooper	950	4,076	23,760
Jeff Jonas, MD	—	—	—
Donald Nicholson, PhD	21,357	91,649	534,139
Anthony Quinn, Mb ChB, PhD	37,211	159,684	930,647
Jason Rhodes (2)	827,948	3,552,973	20,706,979
Charles Rowland	53,475	229,477	1,337,410
Catherine Stehman-Breen, MD	4,752	20,392	118,848
Affiliated Stockholders
Entities affiliated with Atlas Venture Life Science Advisors (3)	827,948	3,552,973	20,706,979

(1)	Assumes that the amount payable in respect of CVRs is $25.01 per Share, which is the estimated maximum contingent consideration. As discussed herein, the CVR Payments are subject to the terms and conditions set forth in the CVR Agreement and there can be no assurance that any CVR Payments will be received.
(2)	Consists of the Common Stock held by Atlas Venture Life Science Advisors, LLC described in footnote 3. Jason Rhodes is an affiliate of the Atlas Entities.
(3)	Consists of 827,948 shares of Common Stock held by Atlas Venture Life Science Advisors, LLC, of which it has sole voting power and sole dispositive power. The principal address for Atlas Venture Life Science Advisors, LLC is 300 Technology Square, 8th Floor, Cambridge, MA 02139. The foregoing information is based solely on a Schedule 13G/A filed by Atlas Venture Life Science Advisors, LLC with the SEC on February 9, 2024, updated to reflect the one-for-10 reverse stock split effected by the Company on July 21, 2025.

Item 4. The Solicitation or Recommendation.

Items 4(b), 4(c), 4(d) and 4(e) of this Schedule 14D-9 are hereby amended and restated in their entirety as follows:

(b) Background of the Offer and the Merger

The Company Board, together with members of the Company’s management, regularly reviews and assesses the Company’s operations, financing requirements and industry developments in the context of the Company’s strategic plans and, in connection with this review and assessment, periodically considers collaborations, capital raising opportunities and other strategic alternatives. The Company also, from time to time, has engaged in discussions with various parties regarding potential business and strategic transactions.

On August 12, 2025, the Company publicly announced new data demonstrating that its cell-targeted lipid nanoparticle (“ctLNP”) system selectively delivered small-interfering RNA (“siRNA”) to T cells in non-human primates, reinforcing the Company’s belief that its ctLNP system had the ability to deliver diverse genetic medicine payloads to multiple new cell types. As part of this announcement, the Company also acknowledged that the data are early, that significant time and investment would be required to reach proof-of-concept in patients and the uncertainty of extending the Company’s cash runway. As a result, the Company also announced that it was evaluating strategic alternatives to maximize the value of its assets for Company shareholders. Specifically, the Company announced that it would review strategic alternatives (including, but not limited to, an acquisition, merger, business combination, sale of assets, or other strategic transactions) and, in connection with such review, that it had retained TD Securities (USA) LLC (“TD Cowen”) to act as an advisor.

Between August 13, 2025 and early September 2025 (when the outreach was completed), representatives of TD Cowen and the Company’s management initiated outreach to 71 potential strategic and financial counterparties. The outreach included biopharma companies and selected financial acquirers with a focus on counterparties capable of pursuing an acquisition of the entire Company for cash and/or licensing/partnering transactions. Of those parties, the Company executed confidentiality arrangements (two with financing-party joinders) and engaged in due diligence with 25 counterparties, 24 of which included a customary “standstill” provision with customary exclusions, including a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction.

On August 23, 2025, Party C and the Company entered into a confidentiality agreement, which contained a customary one-year “standstill” provision that terminated upon the Company’s public announcement of entry into any change in control transaction, to facilitate ongoing confirmatory diligence by Party C in connection with its interest in a potential transaction.

Between September 9, 2025 and November 3, 2025, the Company’s management team provided management presentations to 12 counterparties. The presentation included an overview of the Company’s delivery and non-viral gene therapy technologies and potential applications. The criteria for identifying potential counterparties focused on those with the financial capacity to acquire the entire Company, provide a substantial upfront purchase price or payment, and fund, partner with, or monetize the Company’s existing assets. The Company Board viewed contingent payments tied to these assets as a significant potential source of value in addition to any upfront cash consideration.

On September 9, 2025, Party B and the Company entered into a confidentiality agreement, which contained a customary six-month “standstill” with “don’t ask / don’t waive” provisions that terminated upon the Company’s public announcement of entry into any change in control transaction, to facilitate diligence by Party B in connection with a potential strategic transaction and to potentially facilitate a bid submission.

On September 9, 2025, Party C and the Company participated in a management presentation following Party C’s preliminary business diligence and strategic discussions regarding a potential acquisition of the Company.

On September 11, 2025, Party A submitted an unsolicited non-binding proposal to acquire all of the Company Shares for an upfront cash consideration purchase price of $82 million (net cash at close minus $38 million), plus up to $14 million in milestone-based contingent value rights, including 70% of net proceeds from non-core messenger RNA (“mRNA”) programs and the monetization of non-core assets of the Company. The offer required as a condition to closing that the Company deliver a minimum net cash level of $120 million at closing, with adjustments for excess or shortfall of such net cash reserves. On September 19, 2025, Party A and the Company entered into a confidentiality agreement, which contained a customary one-year “standstill,” including a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction, to facilitate ongoing confirmatory diligence by Party A in connection with its interest in a potential transaction.

On September 11, 2025, the Company Board held a meeting to discuss the initial outreach process and the management presentations that had been conducted to date. The Company Board directed management to prioritize potential acquirers that were willing to pursue a whole-company acquisition for cash consideration (including cash at closing and cash to be received through contingent value rights in the future), as opposed to proposals involving licenses, collaborations or asset transactions. Accordingly, the Company Board authorized management and/or representatives of TD Cowen to distribute a process letter providing for the terms and timeline for submitting indications of interest. Between September 15, 2025 and September 23, 2025, representatives of TD Cowen distributed process letters to 15 potential counterparties, which provided for an initial proposal deadline of September 25, 2025. Of the indications of interest received, no counterparty submitted a proposal to acquire the entire Company solely for cash at the closing.

On September 17, 2025, following a management presentation, Party C submitted a non-binding proposal providing for the acquisition by Party C of all of the outstanding shares of the Company for $70 million in upfront cash consideration (net cash at close minus $5 million), plus a contingent value right representing 80% of net proceeds with respect to the existing Moderna Collaboration, contingent on the Company maintaining at least $75 million in net cash reserves at closing and the Company’s agreement to enter into a 30-day exclusivity period to negotiate the definitive agreements providing for the transaction.

From September 22, 2025 through October 2025, Party A and the Company engaged in preliminary business diligence and strategic discussions regarding a potential acquisition of the Company, including potential financing options. Party A and representatives of the Company participated in a management presentation on September 29, 2025.

On September 25, 2025, Party B submitted a proposal to acquire all of the outstanding shares of the Company for approximately $36 million in upfront cash consideration (net cash at close minus $14 million), plus a contingent value right for 100% of any closing net cash above $50 million and 85% of net proceeds from any sale or license of specified DNA and siRNA assets within one year of closing, with payments made for any proceeds received within five years of closing. Party B’s proposal required as a condition to closing that the Company deliver a minimum net cash balance of $50 million at closing.

On September 30, 2025, Party A submitted a revised proposal to acquire all of the outstanding shares of the Company for $52.5 million in upfront cash consideration (net cash at close minus $19.3 million), plus a contingent value right for up to $892.5 million based on future milestones, such as asset monetization and proceeds under the Moderna Collaboration. The revised proposal also included a closing condition requiring the Company to deliver a minimum net cash of $71.8 million at closing.

From September 2025 through November 2025, Company management and TD Cowen provided process feedback to counterparties and coordinated ongoing legal and business diligence requests with the counterparties who remained actively engaged in the process, including Party A, Party B and Party C. The Company Board previously established a committee of members of the Board (the “Transaction Committee”). As part of the strategic alternative process, the Transaction Committee was engaged to provide prompt feedback to the Company regarding proposals, diligence status, and other transaction terms on behalf of the Company Board.

Between September 30, 2025, and October 7, 2025, the Company continued discussions with several parties, including Party A and Party B, regarding the status of their proposals and the need for updated submissions with improved economics. In particular, the Board viewed the gap between the Company’s net cash of $72 million as of December 31, 2025, excluding the impact of the Company’s outstanding lease liability of approximately $30 million, and the value proposed by potential counterparties, as unacceptably large. Also during this period, representatives of each of Party A, Party B and Party C and the Company engaged in due diligence and business discussions, including regarding the Company’s product candidates and clinical data, and the potential structure of a transaction between the Company and each counterparty.

Following a Transaction Committee meeting on October 7, 2025, where management presented an overview of the status of current discussions with potential counterparties, the Transaction Committee directed management of the Company to initiate further outreach to Parent and Party D, each of whom were identified as possible cash buyers. The Transaction Committee’s direction was due to an overall lack of interest from strategic parties in pursuing an acquisition transaction and the reputation of Parent and Party D as cash buyers.

In response to the Company and TD Cowen’s feedback, and following the Company Board’s directive, potential counterparties were asked to submit updated proposals with improved economics, as Party A and Party B’s proposals represented large gaps between required net cash amounts and the amounts that would ultimately be paid to stockholders.

On October 9, 2025, Parent was informed of a strategic opportunity to acquire the Company by TD Cowen, as financial advisor to the Company.

On October 10, 2025, representatives of TD Cowen held a virtual meeting with Party D to evaluate its interest in a potential acquisition of the Company. On October 11, 2025, Party D and the Company entered into a nondisclosure agreement.

Beginning on October 12, 2025, Party D and the Company engaged in preliminary business diligence and strategic discussions regarding a potential acquisition of the Company.

Party A submitted an updated proposal on October 16, 2025. Party A’s revised proposal increased the upfront cash consideration to $54 million (net cash at close minus $17.9 million) and provided for up to $956 million in contingent value rights tied to future milestones, such as asset monetization and proceeds under the Moderna Collaboration, with no financing contingency and assuming the Company had a minimum net cash balance of $71.9 million at closing.

On October 16, 2025, representatives of Parent had a preliminary discussion with representatives of the Company and TD Cowen regarding a potential transaction between Parent and the Company.

Following the discussion, on October 17, 2025, the Company entered into the Mutual Nondisclosure Agreement with Parent, which contained a one-year “standstill” provision with “don’t ask / don’t waive” and customary fall-away provisions, including upon the Company’s public announcement of entry into any change in control transaction.

Party B submitted an updated proposal on October 17, 2025, providing for upfront cash consideration equal to the Company’s closing net cash balance minus $6 million, plus a contingent value right for each share. The proposed contingent value rights payments included the payment of 85% of net proceeds from any sale or license of specified DNA and siRNA assets within one year of closing (with payments made if proceeds were received within five years), plus a one-time $5 million payment if a specified investigational new drug milestone was achieved within three years of closing. Party B’s proposal was not contingent upon any financing conditions. Party B communicated with representatives of TD Cowen on October 20, 2025, requesting feedback on its October 17, 2025, proposal. Party B confirmed that it would submit a revised proposal.

On October 20, 2025, the Company provided Parent with access to its virtual data room following a discussion between representatives of Parent and the Company addressing the status of the Company’s efforts to wind down its operations and other sources of liabilities, including the liabilities under the Binney Lease.

On October 21, 2025, the Company Board held a meeting at which members of Company management were present. At the meeting, Company management reviewed with the Company Board, among other things, an evaluation of the Company’s strategic options for the remainder of 2025, as well as a review of the proposals that had been received to date from Party A, Party B, and Party C, and the status of current conversations with Party D and Parent. The Company Board discussed the upfront economics of each proposal, the economics and timelines related to the contingent value rights payments, the likelihood of receipt of such payments given the counterparties and terms, the ongoing diligence of each party and the perspective of the Company’s advisors on the likelihood of transacting on the respective terms. The Company Board and management previewed the likely contingent and unresolved liabilities of the Company that would contribute to the definition of net cash to be in the definitive agreements. In its evaluation of the proposals received to date, the Company Board primarily evaluated the economics associated with the upfront cash payments by the counterparties (rather than the terms of the potential contingent value rights), as the focus at this time was identifying a counterparty that the Company Board determined was likely to be able to transact on the Company’s timeline and who would deliver an amount in cash at the closing that the Company’s stockholders would support.

On October 24, 2025, Parent sent a presentation slide deck to TD Cowen, which discussed potential structures for Parent’s acquisition of the Company, including estimates for the Company’s net cash at a hypothetical closing of a transaction with Parent.

On October 29, 2025, representatives of the Company conducted a management presentation for Parent and held an initial diligence call.

On October 29, 2025, Party D submitted a proposal to acquire all of the outstanding shares of the Company for an upfront cash purchase price equal to the projected closing net cash of the Company, less $5 million, plus a contingent value right entitling holders to receive 90% of net proceeds from the Moderna Collaboration or any license or disposition of the Company’s research programs, technology, or intellectual property that occurred prior to closing, and 80% of net proceeds from any such license or disposition occurring within one year after closing, both payable if received within seven years of the closing, with the closing net cash to be reduced by residual liabilities, transaction costs and agreed upon post-closing costs associated with the Company’s wind-down of operations.

On October 30, 2025, Party A submitted an updated proposal to acquire all of the Company Shares for an upfront cash payment of $55 million (net cash at close minus $16.9 million), plus up to $958 million in contingent value rights payable in cash upon achievement of specified milestones, including asset monetization and proceeds earned under the Moderna Collaboration, and assuming a minimum net cash balance of $71.9 million at closing. Party A submitted a further updated proposal on November 3, 2025, revising its prior offer to provide for up to $1.768 billion in contingent value rights tied to three value streams: 95% of payments (over 6 years) under the Moderna Collaboration, up to $50 million from monetizing obesity program intellectual property during the three-year period following the closing, and 100% of proceeds from the monetization of non-core assets in the 18-month period following closing, as well as 100% of positive post-closing working capital adjustments.

On November 3, 2025, representatives of TD Cowen communicated to Party A that its latest proposal was not competitive with the other indications of interest received to date. The Company Board at the time primarily evaluated Party A’s proposal as it related to its cash payment at the Closing, as the Company Board viewed Party A as being unlikely to monetize the Company’s intellectual property following the Closing in the manner or quantum described in its latest proposal.

On November 3, 2025, Party D participated in a management presentation with members of management from the Company.

On November 4, 2025, Party D submitted a revised proposal improving the economic terms of its prior bid submission by reducing the net cash deduction from the $5 million in its initial proposal to $3 million and extending the contingent value rights post-closing licenses or legacy assets dispositions window from one to two years.

On November 4, 2025, representatives of TD Cowen and Party B held a telephone call, and Party B made a verbal offer proposing a $0 spread to cash (in the amount that it would deliver to Company stockholders at closing), with no additional economics to be payable under the Moderna Collaboration. Representatives of TD Cowen provided feedback that Party B’s proposal undervalued the Moderna Collaboration and did not enable Company stockholders to participate in the long-term value of its technology via a contingent value right or other arrangement.

On November 4, 2025, Parent sent a revised presentation slide deck reflecting updates to the Company’s estimated net cash at a hypothetical closing (the “estimated closing net cash”).

On November 6, 2025, TD Cowen informed Parent that the Transaction Committee expressed interest in receiving a formal proposal from Parent.

On November 7, 2025, Parent delivered an initial non-binding proposal (the “Initial Proposal”) to acquire 100% of the equity of the Company for (i) a cash price that was $2.5 million less than the Company’s estimated closing net cash, which was expected to be $42 million net of all transaction expenses, wind-down expenses and legacy liabilities of the Company, plus (ii) a CVR representing the right to receive (a) a declining percentage of net proceeds (without interest)

from the Moderna Collaboration, starting at 90% in years 0-2 following the Merger Closing, 80% in years 3-4 following the Merger Closing, 70% in years 5-6 following the Merger Closing, and 50% in years 7-10 following the Merger Closing and (b) a declining percentage of net proceeds from a Legacy Assets transaction, starting at 70% of net proceeds for transactions in years 1-2 following the Merger Closing, 60% in years 3-4 following the Merger Closing, 50% in years 5-6 following the Merger Closing, and 30% in years 7-10 following the Merger Closing. The Initial Proposal further provided that reasonable, customary out-of-pocket expenses of Parent would be reimbursed by the Company. The Initial Proposal also contained an exclusivity provision of 14 days with automatic and successive 10-day extensions unless either party provided 10 days’ notice.

On November 10, 2025, the Transaction Committee met to review the current proposals from Parent, Party D, and Party B. The Transaction Committee considered the duration of the contingent value rights period (which ranged from 5-10 years, with Parent’s proposed duration being the longest, which the Transaction Committee viewed as favorable given that it would present a longer period under which the Company’s stockholders could realize value), the percentages of proceeds to be received by Company stockholders (which the Transaction Committee considered in the aggregate, as the proposals differed in structure), the likelihood of receipt of such proceeds where the Transaction Committee evaluated and discussed the identity of the counterparties, the cash position of the counterparties, and the likely ability of the counterparties to transact and monetize the Company’s legacy intellectual property, the value of the spread between the Company’s net cash and the amount to be received by stockholders (which ranged from $2.5 to $3 million, with Parent’s proposal being the lowest, which the Transaction Committee considered favorable as it would deliver the most value to stockholders at the time of the closing), the definition of net cash and the associated deductions and liabilities reducing net cash, and other factors relating to the ability of the parties to sign and close a transaction. After discussion, the Transaction Committee authorized management to complete the negotiation with Parent and enter into exclusivity with Parent on terms substantially similar to the terms in Parent’s November 8, 2025 indication of interest.

From November 8, 2025 to November 11, 2025, representatives of the Company and Parent exchanged comments on the Initial Proposal. During this period, the Company provided a revised draft of Parent’s indication of interest that, among other things, capped Parent’s reimbursable expenses, expressly eliminated any minimum net cash closing condition, and addressed potential liability under the Binney Lease by providing that if such liability was not resolved prior to closing, $20 million would be deducted from net cash at closing, with 90% of any excess over the actual settlement amount payable pursuant to the contingent value right. The Company’s draft also revised the exclusivity provision to provide for a 14-day exclusivity period, followed by a single 10-day extension upon mutual agreement. Parent responded by reinstating its full exclusivity extension provision and adding a new provision contemplating reserves for certain Company liabilities.

Following such discussions, on November 12, 2025, the Company sent a revised draft of the Initial Proposal to Parent, reducing the period for the Company to provide notice for terminating exclusivity extensions to seven days (decreased from 10 days) and rejecting Parent’s position that the agreements would contain reserves. Parent responded on November 12, 2025 by delivering a revised non-binding proposal (the “November 12 Proposal”) which, among other changes, included (i) setting the estimated closing net cash at $42 million, (ii) adding a CVR entitling equityholders to receive 90% of any savings realized if the assumed $20 million liability under the Binney Lease deducted at closing is subsequently settled for less than $20 million, (iii) providing that the definitive agreement will include the base purchase price adjustment if the estimated closing net cash is less than $42 million, (iv) providing that the definitive agreement will not include a minimum net cash amount as a closing condition, (v) revising the tiered shares of net proceeds from the Moderna Collaboration to 90% in years 0-3 following the closing, 80% in years 4-5 following the closing, 70% in years 6-7 following the closing, and 50% in years 8-10 following the closing and (vi) an exclusivity period that initially lasted until November 26, 2025, and would automatically extend in successive 10-day periods unless either party provided a notice of non-renewal. Later on the same date, the Company countersigned and accepted the November 12 Proposal.

On November 14, 2025, representatives of Parent and the Company discussed the status of the potential transaction.

On November 14, 2025, Party A subsequently improved its proposal in a final offer submitted to the Company providing for the same contingent value right structure as proposed in its November 3, 2025 offer and increasing the upfront cash consideration to $60 million.

On November 16, 2025, Parent and the Company held a diligence call focused on tax matters.

On November 24, 2025, the Company conducted a diligence call with Parent, at which Gibson Dunn & Crutcher LLP (“Gibson Dunn”), counsel to Parent, Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), counsel to the Company, and TD Cowen were also present. During the diligence call, the parties reviewed (i) the status and expected timing of updates to the Company’s estimated closing net cash schedule, (ii) key legacy liabilities and wind-down items, (iii) the status of material contracts (including which agreements are not terminable for convenience and identification of specific agreements which require notices or consents), and (iv) operational matters relating to remaining clinical/manufacturing/storage items and anticipated D&O tail cost estimates.

On November 26, 2025, the parties conducted additional diligence calls focused on the Company’s preparation of the net cash schedule to the Merger Agreement and finance and tax matters. On the same date, representatives of Parent and the Company conferred regarding timing and the status of the Moderna Collaboration.

On November 28, 2025, the Company notified Parent that exclusivity would not be renewed by sending a notice of non-renewal to Parent, such that the exclusivity would expire on December 16, 2025.

Also on November 28, 2025, Gibson Dunn sent an initial draft of the Merger Agreement to WilmerHale, which contemplated, among other things: (i) the transaction to be structured as a cash tender offer followed by a back-end merger pursuant to Section 251(h) of the DGCL, (ii) a CVR to receive potential payments in accordance with a CVR Agreement, (iii) certain stockholders of the Company entering into tender and support agreements with Parent and the Merger Sub, (iv) the acceleration and vesting of Company Restricted Stock Unit Awards, with such awards settled into shares of Company Common Stock prior to the effective time and treated in the merger in the same manner as shares of Company Common Stock, (v) customary exceptions to the definition of “Company Material Adverse Effect,” (vi) customary representations and warranties with respect to the Company, Parent and Merger Sub, (vii) the Company’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior proposal, and (viii) the Company’s ability to terminate the Merger Agreement to accept a superior proposal after providing Parent with a right to match such proposal. The draft Merger Agreement also included (i) a termination fee of $840,000 payable by the Company in certain circumstances, including upon entering into a superior proposal, and (ii) reimbursement of fees and expenses incurred by Parent in connection with the Merger Agreement and related items. This initial draft Merger Agreement did not specify the cash price per share.

On December 1, 2025, the Company delivered a revised net cash schedule to Parent (the “December 1 Net Cash Schedule”). On the same date, representatives of the Company and Parent held a diligence call focused on finance and accounting matters.

On December 3, 2025, representatives of Parent and TD Cowen discussed the items included in the December 1 Net Cash Schedule and timing updates.

On December 3, 2025, Gibson Dunn sent to WilmerHale an initial draft of the CVR Agreement, pursuant to which, among other things, each CVR would represent a contractual right to receive contingent cash payments following the closing of the Merger with respect to: (i) any excess or shortfall of final net cash as calculated following the closing of the merger as compared to the estimated closing net cash, (ii) the return of the security deposit and other receivable amounts in connection with the Binney Lease, including unused reserves and a specified percentage of any savings realized upon termination of such lease, (iii) a specified percentage of net proceeds received by Parent or its affiliates during the 10-year period post-closing from any sale, transfer, license or other disposition of the Company’s legacy assets, with such percentage declining over time, and (iv) a specified percentage of net proceeds received by Parent or its affiliates during the 10-year period post-closing period in respect of the Moderna Collaboration, in each case subject to permitted deductions, audit rights and customary administration provisions.

On December 5, 2025, representatives of the Company and Parent held a diligence call covering legal and intellectual property topics, including matters related to the Moderna Collaboration. Later that date, the Company provided Parent the calculation for the $4.2389 cash price per share, based on the estimated closing net cash of $31.4 million (the “December 5 Net Cash Schedule”).

Also on December 5, 2025, WilmerHale sent comments on the Merger Agreement to Gibson Dunn, which reflected certain changes, including, among others, (i) that the calculation of Closing Net Cash was revised to more explicitly deduct specified wind-down costs, Parent’s transaction expenses, and other agreed items, (ii) revisions to the treatment of Company Options (and whether options would be cancelled if not in the money at closing), (iii) that the covenants governing the conduct of the Company’s business were revised to provide additional flexibility to carry out the wind-down process prior to the closing, (iv) narrowed the circumstances where the parties could terminate the Merger Agreement once signed, and the situations where the Company would owe a termination fee if it does so terminate (and to eliminate the obligation to reimburse expenses in certain circumstances), and (v) narrowed the Company’s disclosure obligations against the Company representations and warranties (and also to limit the Company’s restrictions in the pre-closing period to make sure the Company could effectuate the wind-down of its operations as contemplated).

On the same date, Gibson Dunn sent an initial draft of the form of tender and support agreement to WilmerHale, which was later agreed to be the final version.

On December 7, 2025, representatives of the Company, Parent, WilmerHale, TD Cowen and Gibson Dunn met virtually to discuss the key open items in the Merger Agreement and the CVR Agreement, including the treatment of outstanding equity awards of the Company, the definition of net cash, the termination fee (and expense reimbursement) provisions and the Company’s representations and warranties. The parties reached alignment on a number of items.

On December 7, 2025, the Company received an unsolicited, updated indication of interest from Party D. The letter was substantially similar to Party D’s proposal on November 4, 2025, with the one change being a reduction in the spread between the Company’s net cash and the amount Party D was willing to pay Company stockholders at the closing from $3 million to $0.

On December 8, 2025 and December 9, 2025, members of management and representatives of TD Cowen and WilmerHale discussed the unsolicited letter from Party D with the Transaction Committee. The Transaction Committee reviewed the terms of the revised letter and discussed the Company’s existing exclusivity obligations with Parent. The Transaction Committee also discussed the Company’s obligation to provide a copy of Party D’s unsolicited proposal to Parent under the terms of the binding exclusivity letter with Parent. After discussion, the Transaction Committee directed the Company to share a copy of Party D’s latest bid with Parent and to negotiate revised terms with Parent in light of Party D’s revised proposal. The Transaction Committee still considered Parent’s proposal to be in the best interests of the Company’s stockholders given (i) Parent was nearly final on both diligence and definitive documents (whereas Party D would require additional time and thus additional cost in preparing and negotiating such definitive agreement), (ii) the absence of definitive documents from Party D, which may contain further value reducing terms, (iii) the likelihood of Parent’s ability to monetize the Company’s assets versus the likelihood of Party D to do the same and (iv) Parent’s experience in similar transactions and the likelihood it would execute an agreement and proceed to closing.

On December 8, 2025, WilmerHale sent a revised draft of the CVR Agreement to Gibson Dunn. The changes to the CVR Agreement included, among other things, (i) extending the initial “Expiration Date” and the “Legacy Assets Transaction Period” from two years to 10 years, (ii) reducing the requisite threshold of Acting Holders (currently 30% in the draft), (iii) adding a $250,000 “Legacy Assets and Expense Fund” to be used by Parent, subject to specified limitations and oversight, to maintain, advance and maximize the value of the Legacy Assets and pursue related transactions, which could be offset against proceeds from any license or other disposition of Legacy Assets, (iv) expanding and clarifying the scope of the efforts and actions Parent may take with respect to the Legacy Assets, including financing, development and maintenance activities, in certain cases subject to the prior written consent of the Acting Holders, or then duly-appointed Representative, (v) revising the terms related to the Binney Lease, whereby Parent had introduced an incremental reserve for lease obligations (in addition to the $20 million holdback), and (vi) updating provisions relating to the treatment of the Company’s equity awards, payment timing, tax treatment and administrative mechanics to align with the revised Merger Agreement. On the same date, the representatives from Parent and the Company also had a call focused on business development.

On December 8, 2025, the Company provided Parent with the unsolicited proposal from Party D. Upon receipt of such proposal, Parent and the Company held a discussion on how Parent could improve the November 12 Proposal. Later that date, Parent sent the Company a revised proposal (the “December 8 Proposal”), which lowered the fee that Parent would receive from the transaction from $2.5 million to $1.25 million. The parties resumed negotiations regarding the transaction documentation upon the Company’s acceptance of the December 8 Proposal. In its evaluation of the proposal from Party D and the December 8 Proposal, members of management and the Company Board reviewed estimated net cash amounts under each proposal as well as a range of values attributable to each party’s CVR proposal. The CVR value ranged from an estimate of $0.75 per share to $9.91 per share in the December 8 Proposal and $0.73 to $9.67 per share in Party D’s proposal, in each case with the low end of the range representing an estimated net present value calculation and the high end of the range representing a nominal estimated value. In addition to the estimated financial values ascribed to each proposal, including the CVR estimated values set forth above, factors such as estimated timing to closing, the status of each party’s diligence, the status of the Merger Agreement discussions with each party, and the status of Parent’s CVR Agreement, each of which the Company Board determined that the December 8 Proposal was more likely to maximize the value to the Company’s stockholders.

On December 9, 2025, the Company provided Parent with the calculation for the $4.4231 cash price per share, based on the estimated closing net cash of $31.4 million and the reduced fee that Parent would retain as a result of the December 8 Proposal (the “December 9 Net Cash Schedule”).

WilmerHale sent a revised draft of the Merger Agreement to Gibson Dunn on December 10, 2025, with the key open items being (i) the treatment of Company Options (and whether options would be cancelled if not in the money at closing), (ii) the “Transaction Expenses” definition, where Gibson Dunn proposed treating any transaction bonus payments as “Company Transaction Expenses”, (iii) the scope of the Company’s representations and warranties, and (iv) the extension of the “Outside Date” (at which time, if the transaction has not closed, the parties can terminate the Merger Agreement) from four months to six months.

On December 12, 2025, in response to Gibson Dunn and Parent’s comments to the December 9 Net Cash Schedule, the Company provided Parent with a revised calculation for the $4.2913 cash price per share (defined as the “Cash Amount” in this Schedule 14D-9), based on the estimated closing net cash of $30.6 million, which Parent confirmed to be final.

Between December 9, 2025 and December 14, 2025, representatives of Gibson Dunn and WilmerHale negotiated the remaining terms of the Merger Agreement, including, among other things, (i) reflecting $4.2913 as the Cash Amount in the Merger Agreement, (ii) the treatment of the Company’s equity awards, including that (a) all Out-of-the-Money Options will be canceled for no consideration, (b) no Company Option will receive a CVR, (c) each outstanding In-the-Money Option will be cancelled in exchange for a cash amount equal to the product of (A) the number of underlying shares and (B) the excess of the Cash Amount over the applicable exercise price per In-the-Money Option, and (d) each outstanding Company Restricted Stock Unit Award will, unless otherwise determined by the Company Board, vest and be settled (subject to applicable withholdings for taxes) in shares of Company Common Stock no later than five Business Days prior to closing, and those shares will receive the same Offer Price consideration at closing, (iii) adding an interim covenant requiring the Company to provide Parent reasonable prior notice of any proposed full settlement of the Binney Lease and to obtain Parent’s consent (not to be unreasonably withheld, conditioned or delayed) before entering into any sublease, license, occupancy agreement or other arrangement that does not fully resolve all of the obligations under the Binney Lease, and (iv) confirming that Parent will not be obligated to provide COBRA or other continued healthcare coverage to the Company’s employees post-closing. During the same period, representatives of Gibson Dunn and WilmerHale negotiated the remaining terms of the CVR Agreement, including, among other things, (i) clarifying that the CVRs are issued only to holders of outstanding Company Common Stock at closing and references to granting CVRs for In-the-Money Options and Company Restricted Stock Unit Awards were deleted, aligning with the treatment of the Company’s equity awards in the Merger Agreement, (ii) adding that Parent must use commercially reasonable efforts during a five-year “Legacy Assets Transaction Period” to maintain the Legacy Assets and pursue transactions, (iii) adding that a new IP Maintenance Reserve may be withheld from CVR Proceeds during the first-to-third anniversaries window to fund Parent’s reasonable costs and expenses related to the prosecution, maintenance or enforcement of the Legacy Assets, and (iv) a “Legacy Assets Maintenance Fund” to be funded with $360,000 at the closing to cover prosecution/maintenance/enforcement costs incurred by Parent.

Between December 8, 2025 and December 9, 2025, members of management of the Company prepared and discussed the Forecasts (as defined herein) with representatives of TD Cowen for its use and reliance in connection with its financial analyses and opinion as more fully described under “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

On December 12, 2025, the Transaction Committee held a meeting to discuss the current status of the transaction documents. Members of Company management and representatives of WilmerHale and TD Cowen were present. The Transaction Committee discussed Parent’s latest proposal with respect to the liabilities owed under the Binney Lease (to fully reserve against the outstanding liability amount in the calculation of net cash) and representatives of TD Cowen analyzed the financial impact on the upfront and contingent value rights payments. Following a discussion, the Transaction Committee authorized members of management to finalize the terms of the outstanding transaction documents with Parent to proceed to execution by December 15, 2025.

On December 15, 2025, the Company Board held a meeting at which members of Company management and representatives of WilmerHale and TD Cowen were present. At the meeting, Company management and representatives of TD Cowen and WilmerHale reviewed with the Company Board the Merger Agreement and the CVR Agreement and noted that Parent was prepared to execute definitive agreements later that day and also discussed the Management Dissolution Analysis as covered in “Item 4. Generation Bio Management Dissolution Analysis” and the Forecasts as covered in “Item 4(e). Certain Company Forecasts of this Schedule 14D-9. Company management and TD Cowen summarized for the Company Board the strategic alternative process undertaken by the Company, including, among other things, the numerous parties contacted over a lengthy period, the competitive process involving Party D and Parent, the increases in the proposals from each of Party D and Parent, and that Party D and Parent had indicated that their respective proposals reflected the high end of their ranges under the applicable circumstances and timelines. As it related to the Management Dissolution Analysis as covered in further detail in “Item 4. Generation Bio Management Dissolution Analysis” including as it relates to the estimated per share amounts set forth in the sub-section thereof entitled “Estimated Dissolution Distributions”, in a liquidation scenario, the Company Board considered such per share estimates versus the fact that the Company’s intellectual property would not be maintained and would not survive any such dissolution, and therefore in such a scenario the Company would be foregoing potential future proceeds from the Moderna collaboration as well as future monetization stemming from a sale or other transaction providing for the monetization of the Company’s remaining intellectual property. Representatives of WilmerHale and Company management provided the Company Board with the final forms and a summary of key terms of the Merger Agreement and the CVR Agreement, as well as the resolutions to be considered by the Company Board, in each case distributed in advance of the meeting, and also reviewed the fiduciary duties of directors in connection with the proposed transaction. TD Cowen reviewed its financial analyses of the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares with the Company Board and delivered an oral opinion, confirmed by delivery of a written opinion dated December 15, 2025, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of December 15, 2025, the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares was fair, from a financial point of view, to such holders. Following further discussion and taking into account the factors described below in greater detail in the section of this Schedule 14D-9 entitled “—Recommendation of the Company Board” and “—Reasons for the Recommendation”, the Company Board resolved to (i) approve and declare the advisability of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, (ii) declare that it is in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declare that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, (iv) recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, (v) declared that the Merger be governed by Section 251(h) of the DGCL and be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in the Merger Agreement, and (vi) declare that approval of the Merger

Agreement, the CVR Agreement, and the ancillary transaction documents, the Offer and the Merger by the Company Board, and the consummation of the transactions contemplated by the Merger Agreement, the Tender and Support Agreements, the ancillary documents thereto, the Offer and the Merger, are deemed for all purposes as approved under Section 203 of the DGCL.

On December 15, 2025, Parent, Merger Sub and the Company executed the Merger Agreement, which included the form of the CVR Agreement as an exhibit, and contemporaneously therewith, each Supporting Stockholder executed the Tender and Support Agreement with Parent and Merger Sub.

After the closing of trading of the U.S. stock markets later that same day, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Parent and Merger Sub to acquire all of the outstanding Shares at the Offer Price.

On January 9, 2026, Parent commenced the Offer and the Company filed this Schedule 14D-9.

(c) Reasons for the Recommendation

The Company Board, upon the recommendation of the Transaction Committee, reviewed and considered the Offer with the assistance of the Company’s senior management and legal and financial advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to the Buyer Entities (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the proposed Transactions:

●	Value. The fact that the Offer Price provides a combination of (i) the Cash Amount, which provides certain and immediate cash value and liquidity to the Company’s stockholders for their Shares– value that the Company Board viewed as certain and executable in light of the Company’s financial condition, strategic alternatives available, and the nature of competing proposals– and (ii) meaningful potential upside through the CVR Proceeds, if any, which allows stockholders to participate in future value that could be realized from the termination, settlement or other resolution of the Binney Lease, monetization of the Company’s Legacy Assets, and potential proceeds under the Moderna Collaboration;
●	Results of Strategic Review Process. The fact that the Company Board conducted a robust strategic review process, with the assistance of the Company’s outside legal counsel and financial advisor, including outreach and discussions with respect to strategic transactions of a variety of structures, and with potential parties that were, in the view of the Company Board, with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company, and that none of those potential parties offered a transaction that the Company Board and the Transaction Committee considered more advantageous to the Company’s stockholders than the Transactions;
●	Best Offer. The Company Board’s belief that as a result of the extensive strategic review process and negotiation of the terms of the Transactions, the Company had obtained an offer that was the Buyer Entities’ best offer and provided an Offer Price that, as of the date of the Merger Agreement, represented the highest price reasonably obtainable by the Company under the circumstances;
●	Best Reasonably Available Alternative for Maximizing Stockholder Value. The Company Board’s determination that entering into the Merger Agreement with the Buyer Entities was more favorable to the Company stockholders than other alternatives reasonably available to the Company, including, among other things, remaining a standalone public company. In making its determination, the Company Board took into account a number of factors, including:
o	the unlikelihood of an executable transaction at a higher value, in light of (i) the fact that, at the Company Board’s instruction, the Company’s senior management and financial advisor conducted a third-party solicitation process on behalf of the Company, soliciting proposals for a transaction from 39 potential strategic parties, (ii) management’s and the Company Board’s assessment of potential candidates for further outreach and their likely interest to, and ability to, transact on terms competitive with the Buyer Entities’ offer, (iii) and the fact that the price proposed by the Buyer Entities reflected extensive negotiations between the Company and the Buyer Entities, including enhancements in the Offer Price following the Company’s receipt of an offer from Party D (as more fully described under the section entitled “—Background of the Offer and the Merger”) that the Company was able to obtain from the Buyer Entities, and the Company Board’s belief, based on negotiations with the Buyer Entities and other potential purchasers, that the Offer Price represented the highest price reasonably obtainable from such parties as of the date of the Merger Agreement under the circumstances;
o	the risk that prolonging or expanding the sale process further could have resulted in the loss of an opportunity to consummate a transaction with the Buyer Entities on the terms of the Offer, including, among other things, the valuation represented by the Offer Price; and
o	the Company Board’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and its determination that the certainty of value and liquidity of the cash consideration provided for in the Offer, is more favorable and certain to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a stand-alone basis, given the risks and uncertainty associated with continued operation independently, including industry competition, execution risks and risks related to liquidity and financing requirements, including the risks described in the section titled “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent reports filed with the SEC;
●	Capital Needs. The Company’s need for substantial additional capital to fund the Company’s current operating plan commitments, the possibility that sufficient capital might not be available on a timely basis or on acceptable terms, the associated dilution that would be experienced by the Company’s stockholders if the Company were to sell additional common equity to raise the needed capital at the Company’s current trading price per Share, and the loss of potentially valuable rights or assets if the Company were to enter into a license or collaboration to raise capital;
●	Risk of Clinical Trial Failure or Commercialization. Any potential clinical trials associated with programs under the Moderna Collaboration would be inherently uncertain and may require many years to complete. There is no assurance that these trials would demonstrate safety, efficacy, or other regulatory requirements necessary for approval. Even if product candidates advance and receive regulatory approval, the Company’s ability to realize anticipated benefits depends on Moderna’s decisions regarding development, commercialization, and market strategy. The timing and amount of milestone and royalty payments under the Moderna Collaboration are uncertain and subject to achievement of specified development and regulatory events, which may be delayed or never occur. Furthermore, market acceptance of any approved product candidates cannot be guaranteed and will depend on factors such as competitive products, pricing and reimbursement, manufacturing scalability, and evolving regulatory standards. Any failure or delay in these areas could adversely affect revenues and profitability.
●	Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell any potential product candidates of the Company, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators may have their own procedures for approval of product candidates; that if a product candidate is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;
●	Speed of Consummation. The fact that the Transactions are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty pending the closing of the Merger;
●	High Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk, (iii) the likelihood of obtaining required regulatory approvals, including the commitment of the Buyer Entities to pursue the required regulatory approvals and (iv) the size and financial strength of Parent, and Parent’s ability to fund the consideration payable in the Transactions;
●	No Financing Condition. The fact that the Transactions are not subject to a financing condition, and the Company is entitled to specifically enforce the Buyer Entities’ obligations under the Merger Agreement, including their obligations to consummate the Offer and the Merger;
●	Absence of Material Conflicts on the Company Board. The members of the Company Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for continuing director and officers’ liability insurance;
●	Opinion of the Company’s Financial Advisor. The financial analysis presented to the Company Board by TD Cowen with respect to the Offer Price and the opinion of TD Cowen, dated December 15, 2025, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of December 15, 2025, the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares was fair, from a financial point of view, to such holders, as more fully described under the heading “—Opinion of the Company’s Financial Advisor” (the full text of TD Cowen’s written opinion, dated December 15, 2025, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference);
●	Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $840,000, which amount the Company Board believes is reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;
●	Offer Acceptance by Stockholders. The closing of the Offer would be subject to tenders of Shares by holders of a majority of the outstanding Shares;
●	Tender and Support Agreement. The Company Board considered that the Supporting Stockholders that held, in the aggregate, approximately 15.38% of the outstanding Shares as of December 18, 2025, entered into Tender and Support Agreements obligating each of them during the term of such agreements, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not transfer any of the Shares that are subject to the Support Agreements; and

●	Appraisal Rights. The ability of stockholders who do not believe that the Offer Price represents fair consideration for their Shares to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the Transactions:

The Company Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

●	No Premium. The fact that the Cash Amount represents a negative premium to recent market prices of the Shares, including a negative premium to the Company’s closing share price prior to the Company’s public announcement on December 15, 2025 (not taking into account any potential payments with respect to the CVR Proceeds);
●	Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible future growth;
●	No Solicitation and Termination Fee. The restrictions in the Merger Agreement on the Company’s ability to solicit competing transactions (subject to certain exceptions to allow members of the Company Board to exercise their respective fiduciary duties and to accept a superior proposal, and only then, upon payment of a termination fee of $840,000);
●	Business Operation Restrictions. The fact that the Merger Agreement imposes operational restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;
●	Effect of Failure to Complete Transactions. The fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on the Company’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of Common Stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected;
●	Contingent Nature of CVRs. The risk that some or all of the CVR Payments may not be achieved during the periods prescribed by the CVR Agreement;
●	Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;
●	Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and
●	Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed (and if the Offer does not close, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions).

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions, including the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the recommendations of the Company Board, Company stockholders should be aware that certain of the Company’s directors and executive officers have interests with respect to the contemplated Transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” The members of the Company Board were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Generation Bio Management Dissolution Analysis

To assist the analysis and decision of the Company Board with respect to whether to approve the Company’s entry into the Merger Agreement and consummation of the Transactions and the recommendation by the Company Board that the Company’s stockholders tender their shares into the Offer, Company management prepared a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger (the “Management Dissolution Analysis”). This scenario is referred to herein as the “Dissolution Scenario.” In conducting the Management Dissolution Analysis, Company management determined the implied equity value of the shares of Common Stock of the Company in a liquidation to be equal to the present value of the amount of cash available for distribution to Company stockholders in an orderly liquidation of the Company.

The Dissolution Scenario was prepared as of, and presented to the Company Board at, the meeting on December 15, 2025, and assumed an initial distribution of cash to holders of Shares as of December 12, 2025. Under the Dissolution Scenario, Company management estimated after payment of severance, retention bonuses, transaction expenses, lease expenses and/or settlement, corporate and accounting fees and other operating expenses, and collection of interest and other income, approximately $50.9 million in cash, cash equivalents and investments would be available as of June 30, 2026. Of the $50.9 million in cash, cash equivalents and investments, approximately $15.3 million would be required to satisfy liabilities and obligations within 36 months following the initial filing for dissolution (the “Holdback Period”), including liabilities arising under the Company’s lease obligation and other operating liabilities. Based on Company management’s good faith estimate: (i) approximately $35.6 million, or $5.27 per Share (not discounted to net present value), would be disbursed to stockholders as an initial distribution upon the initial filing for dissolution (the “Initial Distribution”); and (ii) approximately $5.7 million would be available to be disbursed to stockholders as a final distribution at the end of the Holdback Period (the “Holdback Amount”). These estimates, including the estimate that the Company would be able to distribute 90% of its available net cash estimated as of June 30, 2029, if using the midpoint of a weighted average cost of capital calculation (rather than the figures above which were calculated without discount), would likely be lower than management’s estimates set forth above, which the Company Board considered as part of its analysis.

The timing of the distributions, if any, and the actual percentage of the remaining amount after the Initial Distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of the Binney Lease obligations ultimately paid by the Company (or the timing and amount of the settlement, if any), the amount of wind-down costs, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and severance to be paid after the wind-down is effected and the satisfaction by the Company of its remaining obligations, and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any income, fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Dissolution Scenario, that the Dissolution Scenario accounts for all possible fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all. In light of the foregoing factors and the uncertainties inherent in estimated cash balances, costs and income, stockholders are cautioned not to place undue reliance on the Dissolution Scenario.

The Dissolution Scenario includes estimates, which for the purpose of the Management Dissolution Analysis were not calculated in accordance with generally accepted accounting principles as applied in the U.S. (“GAAP”). Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

	Estimated Company Obligations Prior to Initial Distribution										Estimated Company Obligations During Holdback Period
(in millions)	Sept. 2025E	Oct. 2025E	Nov. 2025E	Dec. 2025E	Jan. 2026E	Feb. 2026E	March 2026E	April 2026E	May 2026E	June 2026E	2H	2027(E)	2028E	June 2029E
Beginning Cash	$101.1	$92.5	$80.8	$78.8	$75.3	$60.0	$59.7	$55.4	$55.1	$54.7	$15.3	$13.0	$10.9	$8.7
Operating Expenses:
Lease Expense	$(0.9)	$(0.9)	$(0.4)	$(0.4)	—	—	—	—	—	—	—	—	—	—
Operating Expenses	$(5.1)	$(3.5)	$(1.6)	$(2.1)	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(2.0)	$(1.0)	$(1.0)	$(1.0)	$(1.0)
Retention Bonuses	—	$(0.7)	—	—	—	—	—	—	—	$(2.0)	—	—	—	—
Severance	$(3.1)	$(7.0)	—	$(2.3)	—	—	$(4.0)	—	—	—	—	—	—	—
Corporate/Accounting Fees	—	—	—	—	—	—	—	—	—	—	$(0.5)	$(0.5)	$(0.5)	$(0.5)
Legal	—	—	—	—	—	—	—	—	—	—	$(1.0)	$(1.0)	$(1.0)	$(1.0)
Binney Settlement	—	—	—	—	$(15.0)	—	—	—	—	—	—	—	—	—

Total Operating Expense	$(9.1)	$(12.1)	$(2.1)	$(4.8)	$(15.5)	$(0.5)	$(4.5)	$(0.5)	$(0.5)	$(4.0)	$(2.5)	$(2.5)	$(2.5)	$(2.5)

Interest Income (a)	$0.5	$0.5	—	$0.8	$0.2	$0.2	$0.1	$0.1	$0.1	$0.1	$0.2	$0.4	$0.3	$0.1
Reimbursement	—	—	—	0.6	—	—	—	—	—	—	—	—	—	—
Ending Cash	$92.5	$80.8	$78.8	$75.3	$60.0	$59.7	$55.4	$55.1	$54.7	$50.9	$13.0	$10.9	$8.7	$6.3

Total Cash Available for Distribution (Undiscounted)										$50.9

Holdback Cushion (Assumes 30%)										$15.3
June 2026 Cash Available to Distribute										$35.6
June 2026 Ending Cash, Net of Distribution										$15.3

(a)	Assumes an annual interest rate of 3% as determined by Company management.

Estimated Dissolution Distributions

(in millions, except for per share values)
Estimated cash as of June 30, 2026	$50.9
Less: Operating Expenses for Holdback Period (30%)	$15.3
Estimated Cash Available for Initial Distribution Net of Holdback	$35.6
Total Shares Outstanding (1)	6.8

Estimated Initial Distribution Per Share (Undiscounted) (6/30/26)	$5.27

Estimated Cash as of June 30, 2026, Net of Initial Distribution & Holdback	$15.3

Assumed Distribution of Net Holdback Amount in June 2029 (Assuming 90% distribution)	$5.7

(1)	Includes 6,700,000 Shares, 10,000 Company RSUs, and 900,000 Company Options with weighted-average exercise price of $53.54 per share, of which 40,000 are In-the-Money Options assuming an exercise price of $5.43 per Company management. Calculated using treasury stock method.

(d) Opinion of the Company’s Financial Advisor

The Company has engaged TD Cowen as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company Board requested that TD Cowen evaluate the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares.

At a meeting of the Company Board held on December 15, 2025, TD Cowen reviewed its financial analysis of the purchase price per Share of (i) $4.2913 in cash, without interest, payable upon consummation of the Offer, which is referred to throughout this section as the “Cash Amount”, plus (ii) one non-transferrable CVR representing the right to receive additional potential cash payments, which amount, or any different amount per Share paid pursuant to the Offer to the extent permitted under the Merger Agreement, is referred to throughout this section as the “CVR Amount,” based on (a) 100% of the amount by which Final Net Cash (as defined in the CVR Agreement) exceeds Signing Net Cash (as defined in the Merger Agreement) (which is referred to throughout this section as the “Additional Closing Net Cash Proceeds CVR Amount”), (b) (1) if the amount by which the Binney Lease Arrangement (as defined in the CVR Agreement and as to which TD Cowen expressed no opinion) exceeds the Binney Settlement Amount (as defined in the CVR Agreement and as to which TD Cowen expressed no opinion) exceeds $10,000,000, then 100% of the first $10,000,000 and 90% of the remaining amount, or (2) if the amount by which the Binney Lease Arrangement exceeds the Binney Settlement Amount is less than $10,000,000, then 90% of the amount (which is referred to throughout this section as the “Lease Recovery Proceeds CVR Amount”), (c) (1) 90% in years 1-3, (2) 80% in years 4-5, (3) 70% in years 6-7 and (4) 50% in years 8-10 of the amount of Moderna Collaboration Proceeds (as defined in the CVR Agreement and as to which TD Cowen expressed no opinion) during the Moderna Collaboration Period (as defined in the CVR Agreement) (which is referred to throughout this section as the “Moderna Proceeds CVR Amount”), and (d) (1) 70% in years 1-2, (2) 60% in years 3-4, (3) 50% in years 5-6 and (4) 30% in years 7-10 of the amount of Legacy Assets Transaction Proceeds (as defined in the CVR Agreement and as to which TD Cowen expressed no opinion) during the Legacy Assets Transaction Period (as defined in the CVR Agreement) (which is referred to throughout this section as the “Disposition Proceeds CVR Amount”) (the Cash Amount plus the CVR Amount, collectively referred to throughout this section as the “Offer Price”), with the Company Board and delivered an oral opinion, confirmed by delivery of a written opinion dated December 15, 2025, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of December 15, 2025, the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares was fair, from a financial point of view, to such holders. The full text of TD Cowen’s written opinion, dated December 15, 2025, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TD Cowen’s analysis and opinion were prepared for and addressed to the Company Board and were directed only to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares. TD Cowen’s opinion did not in any manner address the underlying business decision of the Company to effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company. The Offer Price was determined through negotiations between the Company and the Buyer Entities and TD Cowen’s opinion did not constitute a recommendation to the Company Board on whether or not to approve the Offer or the Merger and does not constitute a recommendation to any securityholder or any other person as to whether to tender Shares in the Offer or take any other action in connection with the Offer, the Merger or otherwise.

In connection with its opinion, TD Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

●	the execution version of the Merger Agreement dated December 15, 2025, and related form of the CVR Agreement;
●	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to TD Cowen by the management of the Company;
●	certain internal financial forecasts, estimates and other information concerning the Company, including relating to a potential liquidation of the Company (referred to as the Dissolution Scenario), provided by the management of the Company and considered, based on the Company’s Management Dissolution Analysis, the net present value of the estimated amount per Share potentially distributable to holders of Shares upon such liquidation;
●	discussions TD Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters that TD Cowen deemed relevant; and
●	such other information, financial studies, analyses and investigations and such other factors that TD Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, TD Cowen, with the consent of the Company Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to TD Cowen by the Company or which was publicly available or was otherwise reviewed by TD Cowen. TD Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. TD Cowen relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. TD Cowen did not conduct nor did TD Cowen assume any obligation to conduct any physical inspection of the properties or facilities of the Company. TD Cowen relied upon the representations of the Company that all information provided to TD Cowen by the Company was accurate and complete in all material respects.

TD Cowen, with the consent of the Company Board, assumed that the financial forecasts, estimates and other information provided by the management of the Company were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such financial forecasts, estimates and other information utilized in TD Cowen’s analyses provided a reasonable basis for its opinion. TD Cowen expressed no opinion as to the financial forecasts, estimates, other information provided by the management of the Company or the assumptions on which they were made. TD Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which TD Cowen becomes aware of after the date of TD Cowen’s opinion.

In addition, TD Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the dates of the last financial statements made available to TD Cowen. TD Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity, nor was TD Cowen furnished with such materials. TD Cowen also did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, TD Cowen did not undertake an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which the Company or any other entity may be a party or subject. TD Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement, the CVR Agreement, the Offer or the Merger, as to which TD Cowen assumed that the Company and the Company Board received such advice from legal, tax, accounting and regulatory advisors as each determined appropriate.

TD Cowen’s opinion addressed only the fairness of the Offer Price (to the extent expressly specified in TD Cowen’s opinion and as described under the heading “—Opinion of the Company’s Financial Advisor” (the full text of TD Cowen’s written opinion, dated December 15, 2025, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference)) from a financial point of view to the holders of Shares. TD Cowen expressed no view as to any other aspect or implication of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger or any term, aspect or implication of the CVR, any tender and support agreement, guaranty or any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise. TD Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by TD Cowen on the date of such opinion. It should be understood that although subsequent developments may affect TD Cowen’s opinion, TD Cowen does not have any obligation to update, revise or reaffirm its opinion and TD Cowen expressly disclaims any responsibility to do so. As the Company Board was aware, the credit, financial and stock markets, the industry in which the Company operates and the business and securities of the Company, have experienced and may continue to experience volatility and disruptions, and TD Cowen expressed no view as to any potential effects of such volatility or disruptions on the Company, the Offer or the Merger.

TD Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, TD Cowen assumed in all respects material to its analyses that the representations and warranties of each party contained in the Merger Agreement and the CVR Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof. TD Cowen assumed that the final versions of the Merger Agreement and the CVR Agreement, when executed, would be substantially similar to the execution versions reviewed by TD Cowen. TD Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement and the CVR Agreement would be obtained and that in the course of obtaining any of those consents or approvals no restrictions would be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the Offer or the Merger. TD Cowen assumed that the Offer and the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and all other applicable state, federal or foreign statutes, rules and regulations.

It was understood that TD Cowen’s opinion was intended for the benefit and use of the Company Board in its consideration of the financial terms of the Offer and the Merger. TD Cowen’s opinion did not constitute a recommendation to any stockholder of the Company or any other person as to whether to tender Shares in the Offer or to take any other action in connection with the Offer, the Merger or otherwise. TD Cowen expressed no opinion as to the actual value, price or trading range of Shares or any other securities of the Company following announcement or consummation of the Offer or the Merger. TD Cowen was not requested to opine as to, and its opinion did not in any manner address, the underlying business decision of the Company to effect the Offer or the Merger or the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available to the Company. In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Offer or the Merger relative to the Offer Price or otherwise, (ii) the fairness of the Offer, the Merger or the Offer Price (except to the extent expressly specified in TD Cowen’s opinion) to the holders of any class of securities, creditors or other constituencies of the Company or (iii) whether Parent or Merger Sub has sufficient cash, available lines of credit or other sources of funds for the payment of the Offer Price.

Financial Analysis

The summary of the financial analysis described below under this heading “—Financial Analysis” is a summary of the material financial analysis performed by TD Cowen to arrive at its opinion. The summary of TD Cowen’s financial analysis includes information presented in tabular format. In order to fully understand the financial analysis, the table must be read together with the text of such summary. The table alone does not constitute a complete description of the financial analysis. Considering the data set forth in the table without considering the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of the financial analysis. TD Cowen performed certain procedures, including the financial analysis described below, and reviewed with the Company Board certain assumptions on which such analysis was based and other factors, including the historical and projected financial results of the Company.

Liquidation Analysis. TD Cowen, with the consent of the Company Board, used and relied upon the Company’s Management Dissolution Analysis for purposes of TD Cowen’s analysis and opinion. Further information pertaining to the Company’s Management Dissolution Analysis is included in “Item 4. Generation Bio Management Dissolution Analysis.” As reflected in the Company’s Management Dissolution Analysis, Company management assumed an initial distribution of approximately $5.27 per Share in June 2026 and a final distribution of approximately $0.84 per Share in

June 2029 upon a liquidation, resulting in a total distribution (undiscounted) upon liquidation of approximately $6.11 per Share. TD Cowen applied to such total estimated distributable amount a selected discount rate ranging from 6.6% to 24.5% (derived utilizing the ICE BofA U.S. high-yield index effective yield as of December 12, 2025 and a weighted average cost of capital calculation for the Company), assuming 80% to 100% of the amount available for the final distribution payable in June 2029, to derive an estimated net present value per Share reference range for the total estimated per Share amount distributable upon liquidation as estimated by Company management. For purposes of this analysis, TD Cowen assumed that the Additional Closing Net Cash Proceeds CVR Amount would equal $2.14 per Share, based on the assumption of Company management that anticipated Final Net Cash would increase by $15 million due to an assumed settlement of the Binney Lease prior to Closing. No value was attributable to the Lease Recovery Proceeds CVR Amount, the Moderna Proceeds CVR Amount or the Disposition Proceeds CVR Amount for purposes of this analysis. This analysis indicated the following approximate implied estimated net present value (as of December 31, 2025) per Share reference range for the total per Share distributable amount upon liquidation of the Company based on Company management’s liquidation analysis, as compared to both the Cash Amount payable in the Offer and the Merger and the Cash Amount plus assumed CVR Amount payable in the Offer and the Merger:

Approximate Implied Estimated Net Present
Value Per Share Reference Range of Total		Cash Amount plus assumed
Distributable Per Share Amount Upon	Cash Amount Payable in the	CVR Amount[1] Payable in the
Liquidation	Offer and the Merger	Offer and the Merger
$5.05 – $5.85	$4.29	$6.44

[1]

Assumes an Additional Closing Net Cash Proceeds CVR Amount of $2.14 per Share, with no value attributable to the Lease Recovery Proceeds CVR Amount, the Moderna Proceeds CVR Amount or the Disposition Proceeds CVR Amount.

Discounted Cash Flow Analysis. TD Cowen performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the full fiscal year ending December 31, 2025 through the full fiscal year ending December 31, 2050 based on the Company’s Case A and Case B probability-adjusted financial forecasts (in each case, inclusive of the Company’s potential net operating loss carryforwards) and other operating assumptions and information provided by Company management. Further information pertaining to the Company’s Case A and Case B probability-adjusted financial forecasts is included in “Item 4(e). Certain Company Forecasts.” No terminal value was assumed for purposes of such analysis. The present values (as of December 12, 2025) of the cash flows were calculated using a selected range of discount rates of 23.5% to 27.5%. For purposes of this analysis, TD Cowen assumed that the Additional Closing Net Cash Proceeds CVR Amount would equal $2.14 per Share, based on the assumption of Company management that anticipated Final Net Cash would increase by $15 million due to an assumed settlement of the Binney Lease prior to Closing. TD Cowen further assumed that the net present value of the Moderna Proceeds CVR Amount in Case A would equal $0.53 per Share, utilizing the probability adjusted amount of Moderna Proceeds CVR Amount included in Case A of $13 million ($93 million prior to probability adjustment), and that the net present value of the Moderna Proceeds CVR Amount in Case B would equal $1.35 per Share, utilizing the probability adjusted amount of Moderna Proceeds CVR Amount included in Case B of $30 million ($243 million prior to probability adjustment), in each case which were discounted to present value using the Company’s estimated weighted average cost of capital of 24.5% determined as described above. No value was attributable to the Lease Recovery Proceeds CVR Amount or the Disposition Proceeds CVR Amount for purposes of this analysis. This analysis indicated the following approximate implied equity value per Share reference range for the Company, as compared to both the Cash Amount payable in the Offer and the Merger and the Cash Amount plus assumed CVR Amount payable in the Offer and the Merger:

			Cash Amount plus
		Cash Amount	assumed CVR	Cash Amount plus
	Approximate Implied Equity	Payable in the	Amount[1] Payable in	assumed CVR Amount[1]
	Value Per Share Reference	Offer and the	the Offer and the	Payable in the Offer and
Case	Range of Future Cash Flows	Merger	Merger	the Merger
Case A	$4.95 – $6.35	$4.29	$6.44	$6.97	[2]
Case B	$5.70 – $8.75	$4.29	$6.44	$7.79	[3]

[1]

Assumes an Additional Closing Net Cash Proceeds CVR Amount of $2.14 per Share, with no value attributable to the Lease Recovery Proceeds CVR Amount, the Moderna Proceeds CVR Amount or the Disposition Proceeds CVR Amount.

[2]

Assumes an Additional Closing Net Cash Proceeds CVR Amount of $2.14 per Share, a Moderna Proceeds CVR Amount, with a net present value of $0.53 per Share, and no value attributable to the Lease Recovery Proceeds CVR Amount or the Disposition Proceeds CVR Amount.

[3]

Assumes an Additional Closing Net Cash Proceeds CVR Amount of $2.14 per Share, a Moderna Proceeds CVR Amount, with a net present value of $1.35 per Share, and no value attributable to the Lease Recovery Proceeds CVR or the Disposition Proceeds CVR Amount.

Certain Additional Information

TD Cowen also observed additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:

●	implied premia payable in selected biotechnology transactions publicly announced from January 1, 2020 to December 12, 2025, which indicated, based on closing stock prices of the target companies one trading day prior to public announcement of the applicable transactions, low to high implied premia of 2% to 660% (with a median of 83%) based on the total consideration payable in such transactions; applying the low to high observed implied premia derived from such transactions to the closing price of the Shares of $5.43 on December 12, 2025 (the last trading day prior to public announcement of the execution of the Merger Agreement) indicated approximate implied equity value per Share reference ranges (rounded to the nearest $0.05) of $5.55 to $40.20 per Share; and
●	publicly available Wall Street research analysts’ one-year forward price targets for the Shares (discounted to December 12, 2025 using a discount rate of 24.5%), which indicated an overall low to high target price range for the Shares of $5.60 per Share to $8.85 per Share.

Miscellaneous

The summary set forth above does not purport to be a complete description of all analyses performed or factors considered by TD Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. TD Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TD Cowen believes that such analyses and factors must be considered as a whole and that selecting portions of its analyses or factors considered by it, without considering all aspects of such analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analysis, TD Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by TD Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be acquired or sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, TD Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses performed by TD Cowen and its opinion were only one among many factors taken into consideration by the Company Board in evaluating the Offer Price and should not be considered as determinative of the views of the Company Board or Company management with respect to the Offer, the Merger, the consideration payable in the Offer and the Merger or otherwise.

TD Cowen was selected by the Company to act as its financial advisor in connection with the Offer and the Merger because TD Cowen is a nationally recognized investment banking firm with experience in transactions similar to the Offer and the Merger and is familiar with the Company and its business and industry. As part of its investment banking business, TD Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

For its services as the Company’s financial advisor in connection with the Offer and the Merger, TD Cowen will receive an aggregate fee currently estimated to be approximately $1.6 million, of which $1.0 million was paid in connection with the delivery of TD Cowen’s opinion and approximately $0.6 million is payable contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities, including liabilities under federal securities laws, that may arise out of TD Cowen’s engagement.

As the Company Board was aware, TD Cowen and its affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or other investment banking services to the Company and/or its affiliates unrelated to the Offer and the Merger, for which services TD Cowen and its affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of TD Cowen’s opinion, having acted or acting as sales agent for an at-the-market equity offering program of the Company, for which services TD Cowen had not received any fees. As the Company Board also was aware, although TD Cowen and its affiliates were not providing as of the date of its opinion, and during the approximate two-year period preceding the date of its opinion had not provided, financial advisory and/or other investment banking services to Parent, TD Cowen and/or its affiliates in the future may provide services to Parent and/or its affiliates and may receive compensation for such services.

TD Cowen and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of their investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions in, debt, equity and/or other securities or loans of the Company, Parent and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates and for the accounts of customers. TD Cowen and its affiliates also conduct research on and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Offer and the Merger, the Company, Parent and/or their respective affiliates. The issuance of TD Cowen’s opinion was approved by TD Cowen’s fairness opinion review committee.

(e) Certain Company Forecasts

Important Information Concerning the Company Forecasts

The Company, which does not yet have any marketed products, does not, as a matter of course, prepare or publicly disclose long-term forecasts or internal projections as to future performance, revenues, earnings or other results, and does not as a matter of course provide such information externally, including to investors or analysts, given, among other reasons, the unpredictability of the underlying assumptions and estimates and inherent difficulty of predicting financial performance for future periods. In connection with the Company Board’s evaluation of the potential transaction and other potential strategic alternatives, however, the Company’s management provided the Company Board with certain non-public, unaudited prospective financial information, including certain financial projections regarding the Company for fiscal years 2025 through 2050 (the “Forecasts”). The Forecasts also were provided to TD Cowen for its use and reliance in connection with its financial analyses and opinion as more fully described under “Opinion of the Company’s Financial Advisor”. The Forecasts were not provided to Parent.

The below summary of the Forecasts is included for the purpose of providing stockholders access to certain non-public information that was made available to the Company Board and TD Cowen in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, and in the Company’s other public filings with the SEC.

The Forecasts were based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company’s management at the time the Forecasts were prepared. The Forecasts include two cases, Case A and Case B, which management created to highlight the possibility of achievement of additional milestones and royalties for additional targets, which management viewed as reasonable under the circumstances. The Forecasts reflect numerous assumptions and estimates, including (i) risk-based adjustments reflecting the assumed probability of Moderna exercising its exclusivity options under the Moderna Collaboration, as well as assumptions regarding research and development costs per year for the duration of the Moderna Collaboration, assumptions regarding G&A expenses and assumptions regarding milestones per target under the Moderna Collaboration with probabilities of success between 5-10% and assumptions regarding field exclusivity and program exclusivity measured using 1-2 target candidates and with probability of success between 10-50% depending on the extension payment; (ii) risk-based adjustments reflecting the probability and timing of achieving development and regulatory milestones as well as sales based royalties; (iii) costs (including R&D costs and G&A expenses) associated with operating the Company during the term of the Forecasts; and (iv) other relevant factors relating to the Company’s strategic plan, as well as how certain of these assumptions and estimates may change over time, in each case assuming the Company operated on a standalone basis. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor. The probability of success attributed to each product candidate in the Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and estimates, after considering success rates and product candidate launch timelines for other product candidates at similar stages of clinical development and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by the management of the Company.

The Forecasts were prepared assuming the Company’s continued operation as a going concern on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Forecasts do not give effect to the Transactions (including the Offer and the Merger), or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger), or otherwise to any alternative transactions which the Company would pursue in lieu of the Transactions. Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed in that context.

None of the Forecasts were intended for public disclosure. The summary of the Forecasts described in this section is included in this Schedule 14D-9 because they were accepted or approved by the Company Board in its evaluation of the Offer and the Merger and provided to TD Cowen for its use and reliance in connection with its financial analyses and opinion to the Company Board in connection with the Transactions. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company, the Company Board, or any of their respective affiliates or advisors consider the Forecasts to be material information or that they are predictive of actual future results.

The Forecasts are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company’s independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the Forecasts or expressed any opinion or any other form of assurance on the Forecasts or their achievability. No independent registered public accounting firm has provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and the Company’s independent registered public accounting firm assumes no responsibility for, and disclaims any association with, the Forecasts.

In the view of the Company’s management, the Forecasts were prepared on a reasonable basis reflecting management’s best available estimates and judgments regarding the Company’s future financial performance at the time of preparation. The Forecasts were, at the time of presentation to the Company Board, intended to supersede and replace all prior Forecasts. The Forecasts are not facts and should not be relied upon as necessarily predictive of actual future results. You are cautioned not to place undue reliance upon the Forecasts. Some or all of the assumptions that have been made in connection with the preparation of the Forecasts may have changed since the date the Forecasts were prepared. None of the Company, Parent, Merger Sub or any of their respective affiliates, advisors or other representatives assumes any responsibility for the ultimate performance of the Company relative to the Forecasts. Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Forecasts if they have changed or change or otherwise have become or are no longer appropriate (even in the short term). These considerations should be taken into account when evaluating the Forecasts, which were prepared as of an earlier date.

The Forecasts do not necessarily reflect changes in general business or economic conditions since prepared, changes in the Company’s businesses or their prospects or any other transactions or events (including the Transactions) that have occurred or that may occur and that were not anticipated at the time the Forecasts were prepared, and the Forecasts are not necessarily indicative of current values or necessarily predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved.

The Forecasts include earnings before interest and taxes (“EBIT”) and unlevered free cash flow (“Unlevered FCF”), which are “non-GAAP financial measures” and which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed transaction such as the Merger if the disclosure is included in a document such as this tender offer statement to comply with requirements under state laws. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Company Board or the Company’s financial advisor in connection with the Offer or the other transactions contemplated by the Merger Agreement and, accordingly, the Company has not provided a reconciliation of the financial measures included in the Forecasts to relevant GAAP financial measures. For definitions of these non-GAAP measures, see the footnotes to the tables below.

The Forecasts constitute forward-looking statements. Since the Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Forecasts also cover multiple fiscal years, and such information by its nature becomes less predictive with each succeeding fiscal year. Although the Forecasts are presented with numerical specificity, the Forecasts reflect numerous variables, assumptions and estimates as to future events, and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, without limitation, risks and uncertainties associated with development and regulatory approval of the Company’s product candidates; risks associated with conducting clinical trials; the Company’s ability to finance continued operations; the Company’s ability to manufacture and commercialize product candidates; the Company’s competitive position; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties that are described in greater detail in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 13, 2025, and in the Company’s other public filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section entitled “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by the Company or any of its affiliates, advisors or other representatives or any other person to any Company stockholder or any other person regarding the actual performance of the Company compared to the results included in the Forecasts or otherwise.

The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. For a more detailed description of the information available, see the section entitled “Item 8. Additional Information — Annual and Quarterly Reports.” The Company has not updated and does not intend to update or otherwise revise the Forecasts to take into account any circumstances or events occurring after the date they were prepared, including the effect of the Transactions. Further, the Forecasts do not take into account the effect of any failure of the Transactions to be consummated and should not be viewed in any manner in that context.

The Forecasts reflect various estimates, assumptions and methodologies of the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to the Company’s businesses. These assumptions and methodologies are described in further detail on page 25 of this Amendment.

The Company prepared two cases, Case A and Case B, with the primary differences being whether Moderna exercises its exclusivity options on a target-by-target basis or for the entire field of use. The rationale for presenting two scenarios was that the election between target-by-target exclusivity and field-wide exclusivity would serve as an indicator of the anticipated scope of program development that Moderna may undertake. The Case A Forecasts assume that Moderna exercises its options on a target-by-target basis and that two programs are advanced, with milestones and royalties discounted for probability of success and time. The Case B Forecasts assume that Moderna pursues an extension to its field exclusivity license and that all live programs move forward, applying similar probability and time-based discounts to milestones and royalties.

The following is a summary of the Forecasts for Case A (dollars in millions):

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2036E	2038E	2040E	2042E	2044E	2046E	2048E	2050E
Total Revenue (1)	$—	$—	$8	$—	$—	$1	$1	$—	$1	$1	$2	$4	$5	$5	$5	$5	$2	$—
Operating Profit (2)	$(89)	$(8)	$2	$(6)	$(6)	$(5)	$(5)	$(6)	$(6)	$(5)	$(4)	$(2)	$(2)	$(2)	$(2)	$(2)	$(6)	$(7)
Free Cash Flow (3)	$(89)	$(8)	$2	$(6)	$(6)	$(5)	$(5)	$(6)	$(6)	$(5)	$(4)	$(2)	$(2)	$(2)	$(2)	$(2)	$(6)	$(7)

The following is a summary of the Forecasts for Case B (dollars in millions):

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2036E	2038E	2040E	2042E	2044E	2046E	2048E	2050E
Total Revenue (1)	$—	$—	$13	$—	$8	$1	$1	$1	$2	$2	$3	$7	$10	$12	$12	$12	$9	$4
Operating Profit (2)	$(89)	$(8)	$7	$(6)	$1	$(5)	$(5)	$(5)	$(5)	$(4)	$(3)	$—	$4	$5	$5	$5	$2	$(3)
Free Cash Flow (3)	$(89)	$(8)	$7	$(6)	$1	$(5)	$(5)	$(5)	$(5)	$(4)	$(3)	$—	$3	$4	$5	$5	$2	$(3)

(1)	Defined as revenue related to milestones and royalties from the Moderna Collaboration discounted for probability of success and time.
(2)	A non-GAAP financial measure defined as earnings before interest, taxes, depreciation, and amortization (EBITDA) less share based compensation expense, depreciation and amortization.
(3)	A non-GAAP financial measure defined as EBIT, less tax expense (assuming a tax rate of 27% per the Company’s management and inclusive of the impact of net operating losses) plus depreciation and amortization, plus other non-cash adjustments, minus capital expenditures, minus changes to working capital.

NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE FORECASTS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts included in this Schedule 14D-9.

Item 8. Additional Information.

Item 8(e) of this Schedule 14D-9 is hereby amended and restated in its entirety as follows:

(e) Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer, the Merger or the other Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

As of January 30, 2026, the Company has also received correspondence from seven law firms claiming to represent purported stockholders, either threatening litigation or making other demands relating to the Offer and Merger including that additional disclosures be provided. The Company cannot predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of litigation relating to the Offer or the Merger. If similar complaints are filed or additional demands are received, absent new or materially different allegations, the Company will not necessarily disclose them.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2026	Generation Bio Co.

	By:	/s/ Yalonda Howze
	Name:	Yalonda Howze
	Title:	Interim Chief Executive Officer & President